Exhibit 77H


Changes in Control of Registrant


From January 1, 2006 to June 30, 2006, there was a change in control with respect to two series of the Registrant from a decrease in Pacific Life Insurance Company's percentage ownership. This decrease in ownership was a result of a reduction of shares held in the Diversified Bond Portfolio and the International Small-Cap Portfolio by Pacific Life Insurance Company. Control is determined by 25% ownership in any fund.


Portfolio				Date		Percentage Ownership

Diversified Bond Portfolio		5/1/2006-5/4/2006      >99%
					5/5/2006 and after     <25%

International Small-Cap Portfolio       5/1/2006-5/4/2006      >97%
               				5/5/2006 and after     <25%


(Both series commenced operations on 5/1/2006)